FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of January, 2012

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒         Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

National Bank of Greece S.A.

ANNOUNCEMENT

National Bank of Greece S.A. announces that on 30 December 2011 its Board of Directors confirmed the full payment of the amount of the share capital increase approved by the decision of the Extraordinary General Meeting of Shareholders of 22 December 2011, i.e. EUR 1,000,000,000 with the issuance of 200,000,000 new redeemable preference shares. The said shares were taken up in their entirety by the Hellenic Republic, under the provisions of Law 3723/2008 on enhancing liquidity in the Greek economy and addressing the impact of the international financial crisis, as amended, and relevant Ministry decisions.

The increase in the Bank’s share capital aims at strengthening its capital adequacy ratios by 1.5%, thereby bringing its Core Tier I ratio to over 11% (on the basis of September 2011 data).

Pursuant to the increase, the Bank’s fully paid-up share capital stands at EUR 6,137,952,410 and is divided into (a) 956,090,482 ordinary shares of a nominal value of EUR 5 each, (b) 25,000,000 redeemable non-voting non-cumulative preference shares of a nominal value of EUR 0.30 each, and (c) 270,000,000 redeemable preference shares under Law 3723/2008, of a nominal value of EUR 5 each.

Athens, 2nd January, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 3rd January, 2012

Chief Executive Officer